UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 29, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from               to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Joint Earnings Profit Sharing Trust

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Financial Statements and Schedule

Years Ended October 29, 2005, and October 30, 2004

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation

  Joint Earnings Profit Sharing Trust

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Joint Earnings Profit Sharing Trust (the Plan) as of October 29, 2005, and October 30, 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 29, 2005, and October 30, 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 29, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

April 21, 2006

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Statements of Net Assets Available for Benefits

	October 29, 2005	October 30, 2004
Assets
Cash and cash equivalents	$20	$2
Investments	231,536,361	215,797,843
Contributions receivable from Hormel Foods Corporation	9,567,637	9,709,428
Contributions receivable from participants	1,613	5,672
Net assets available for benefits	$241,105,631	$225,512,945

See accompanying notes.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 29, 2005	October 30, 2004
Additions:
Contributions from Hormel Foods Corporation	$9,569,792	$9,719,555
Contributions from participants	101,080	188,742
Interest and dividend income	2,363,428	2,543,966
	12,034,300	12,452,263

Deductions:
Distributions	16,143,310	12,969,586
Administrative expenses	118,674	167,266
	16,261,984	13,136,852

Net realized and unrealized appreciation in fair value of investments	19,820,370	25,025,678
Net additions	15,592,686	24,341,089
Net assets available for benefits at beginning of year	225,512,945	201,171,856
Net assets available for benefits at end of year	$241,105,631	$225,512,945

See accompanying notes.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Notes to Financial Statements

October 29, 2005

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Joint Earnings Profit Sharing Trust (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). For separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain prior-year amounts have been reclassified to conform with the current-year presentation.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan covering employees of Hormel Foods Corporation (the Company or the Sponsor) and certain eligible subsidiaries. The amount contributed by the Company each year is discretionary, as authorized by the Board of Directors. The amount available to all participants is allocated in proportion of individual recognized compensation for the plan year to the recognized compensation for the plan year for all such eligible participants. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Certain restrictions exist, as defined in the plan document, for investing of funds in other contribution accounts.

Plan participants may elect to make after-tax contributions to the Thrift account in amounts not to exceed statutory limits.

Employees may also direct the Company to contribute their annual joint earnings allocation, or a portion thereof, to a Founders’ Fund investment fund within the Plan. The Company contributes a discretionary limit for Founders’ Fund contributions. Effective October 31, 2004, the Founders’ Fund investment fund was discontinued.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee and employer contributions are always 100% vested in the participants’ plan account.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor.

The Company has the right under the plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to the participants.

3. Investments

Interest rates paid by the investment contracts are determined at the time of purchase. The crediting interest rate on the Fixed Income Fund was 4.0% and 4.5% as of October 29, 2005, and October 30, 2004, respectively. The average yield on the Plan’s investment contract for the years ended October 29, 2005, and October 30, 2004, was 4.0% and 4.5%, respectively. Fair value of the investment contract was estimated to be approximately 98.4% and 97.0% of contract value as of October 29, 2005, and October 30, 2004, respectively. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the year ended October 29, 2005, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in fair value by $19,820,370, as follows:

2005
Net appreciation in fair value during the year:
Nonpooled separate account	$12,663,798
Separate trust accounts	1,701,670
Pooled separate accounts	5,244,115
Common stock	7,163
Mutual funds	203,852
Other	(228)
$19,820,370

The Plan, at the discretion of the participants, is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 43% of total investments at October 29, 2005, and 41% of total investments at October 30, 2004.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 29, 2005	October 30, 2004
Nonpooled separate account:
Hormel Foods Corporation common stock	$98,663,502	$91,809,485
IBT Money Market Fund	1,022,848	1,156,880
Total nonpooled separate account	99,686,350	92,966,365

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
Fixed Income Fund	56,422,112	56,974,444

Pooled separate account:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Fund	15,689,564	13,835,963

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (a subaccount within the nonpooled separate account) is as follows:

	October 29, 2005	October 30, 2004
Net assets:
Hormel Foods Corporation common stock	$—	$30,505,029
IBT Money Market Fund	—	384,390
Total nonparticipant-directed investments	$—	$30,889,419

	Year Ended
	October 29, 2005	October 30, 2004
Changes in net assets:
Contributions	$1,752,351	$1,792,516
Net appreciation	5,158,998	5,336,587
Benefits paid to participants	(1,096,046)	(1,454,415)
Administrative expenses	(375)	(1,466)
Transfers	(36,704,347)	—
	$(30,889,419)	$5,673,222

Effective October 31, 2004, nonparticipant-directed investments in the Hormel Stock Fund were discontinued. The assets were transferred into the participant-directed portion of the Hormel Stock Fund.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

EIN: 41-0319970

Plan: 030

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

October 29, 2005

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value

Nonpooled separate account:
Investors Bank & Trust Company:*
Hormel Stock Fund	5,010,547 units	$99,686,350

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	3,833,792 units	56,422,112

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Fund	1,186,427 units	15,689,564
Moderate Growth Fund	806,989 units	10,971,715
Select Small Co. Value (Clover/TRP/EARNEST)	42,177 units	6,307,656
Select Fundamental Value (Wellington)	45,731 units	5,280,183
Conservative Growth Fund	363,433 units	4,930,052
Select Large Cap Value Fund (Davis)	25,802 units	4,256,280
Select Aggressive Growth Fund (Sands)	39,095 units	2,443,625
Select Indexed Equity Fund (Northern Trust)	7,280 units	2,287,845
Premier Core Bond (Babson Capital)	722 units	992,692
Conservative Journey	4,839 units	634,996
Total pooled separate accounts		53,794,608

Separate trust accounts:
Investors Bank & Trust Company:*
American Funds Euro Pacific Fund	383,929 units	6,463,924
Manager’s Special Equity Fund	424,131 units	4,936,581
American Funds Growth R4 Fund	290,645 units	3,770,725
Black Rock High Yield Bond	160,201 units	1,663,637
Total separate trust accounts		16,834,867

Self-directed brokerage assets		4,798,424
Total assets held for investment purposes at end of year		$231,536,361

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION JOINT EARNINGS PROFIT SHARING TRUST

Date:	April 27, 2006	By	/s/M. J. McCOY
M. J. McCOY
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description

23	Consent of Independent Registered Public Accounting Firm